EXHIBIT 99 (a)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Twelve Months Ended September 30, 2010
Operating revenues	$8,779
Fuel, purchased power and delivery fees	(4,228)
Net gain from commodity hedging and trading activities	3,005
Operating costs	(1,050)
Depreciation and amortization	(1,511)
Selling, general and administrative expenses	(836)
Franchise and revenue-based taxes	(173)
Impairment of goodwill	(4,100)
Other income	1,411
Other deductions	(70)
Interest income	24
Interest expense and related charges	(3,868)

Loss before income taxes and equity in earnings of unconsolidated subsidiaries	(2,617)

Income tax expense	(449)

Equity in earnings of unconsolidated subsidiaries (net of tax)	240

Net income	(2,826)

Net income attributable to noncontrolling interests	(10)

Net loss attributable to EFH Corp.	$(2,836)